

David Chait · 2nd

Venture Capital / Corporate Strategy / Structured Finance / Board-level Experience

Princeton Junction, New Jersey, United States · **Contact info**

500+ connections

1 **mutual connection:** Jane West

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Lighthouse 22 Capital Advisors LLC

The Wharton School

About

David Chait is an entrepreneurial financial professional with board-level expertise and deep experience encompassing structured finance, venture capital, risk management, and building early-stage companies primarily in the consumer and technology sectors. David currently serves as Cofounder and Principal of Lighthouse 22 Capital Advisors LLC, a boutique advisory firm providing financial and strategic corpora ...see more

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1,240 followers

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David Chait commented on a post • 1mo

Welcome to the team Vic!

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Experience

Cofounder and Principal
Lighthouse 22 Capital Advisors LLC
May 2020 - Present · 2 yrs 5 mos
New York City Metropolitan Area

Board of Advisors
First Tracks Capital Inc.
Oct 2020 - Present · 2 yrs
Toronto, Ontario, Canada

Board of Directors
HEVO
Oct 2020 - Present · 2 yrs
Brooklyn, New York, United States

Board of Directors
Loud-Hailer Inc. / BUKI
Mar 2020 - Present · 2 yrs 7 mos
New York City Metropolitan Area

Board of Directors
Spärkel Beverage Systems
Aug 2019 - Present · 3 yrs 2 mos
Toronto, Ontario, Canada

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Education

The Wharton School

MBA, Finance
1995 - 1997

The Wharton School
BS Econ, Accounting and Finance
1987 - 1991

Skills

Structured Finance

Endorsed by Sal Carvo and 6 others who are highly skilled at this

Endorsed by 6 colleagues at Syncora Holdings Ltd.

25 endorsements

Securitization

Endorsed by 6 colleagues at Syncora Holdings Ltd.

23 endorsements

Structured Products

Endorsed by Sal Carvo and 6 others who are highly skilled at this

Endorsed by 6 colleagues at Syncora Holdings Ltd.

20 endorsements

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Interests

Influencers Companies Groups Schools

Adam Grant · 3rd
Organizational psychologist at Wharton, #1 NYT bestselling author of THINK AGAIN, and host of the TED podcast WorkLife
4,877,528 followers
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Kevin O'Leary · 3rd
Chairman, O'Shares Investment Advisers
3,623,123 followers
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